EXHIBIT 21

SUBSIDIARIES OF BAYCOM CORP

Subsidiary	Ownership	Jurisdiction
United Business Bank	Wholly owned subsidiary of BayCom Corp	California
First ULB Statutory Trust I	BayCom Corp own 100% of the common securities of the trust	Delaware
Bethlehem Capital Trust	BayCom Corp own 100% of the common securities of the trust	Delaware